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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Fairfax Financial Holdings Limited (Last) (First) (Middle)		Zenith National Insurance Corp. (ZNT)

	95 Wellington Street West, Suite 800 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			03/21/03

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Toronto, Ontario, Canada M5J 2N7 (City) (State) (Zip)		☐	Director	☒	10% Owner		☐ Form Filed by One Reporting Person
			☐	Officer (give title below)				☒ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, $1.00 Par Value													323,574		I		Held by CRC (Bermuda) Reinsurance Limited

	Common Stock, $1.00 Par Value													2,966,449		I		Held by TIG Insurance Company

	Common Stock, $1.00 Par Value													64,200		I		Held by Odyssey America Reinsurance Corporation

	Common Stock, $1.00 Par Value													1,150,000		I		Held by Odyssey Reinsurance Corporation

	Common Stock, $1.00 Par Value													3,287,222		I		Held by United States Fire Insurance Company

	Common Stock, $1.00 Par Value													20,000		I		Held by The North River Insurance Company

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	5.75% convertible senior notes due 2023 (the “Senior Notes”)		$25.00(1)		03/21/03				P			(2)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	07/01/03 (3)	03/30/23		(4)	1,200,000		100% of principal amount		(2)		I		Held by Odyssey America Reinsurance Corporation

Explanation of Responses:

(1) The Senior Notes are convertible into the number of shares of Common Stock of ZNT equal to the quotient obtained by dividing the principal amount of such Senior Notes by $25.00, subject to adjustment under certain circumstances.

(2) $30,000,000 aggregate principal amount of Senior Notes.

(3) The Senior Notes are convertible at the option of the holder on or after July 1, 2003 if the sale price of Common Stock of ZNT reaches specified thresholds or if the Senior Notes are called for redemption by ZNT. Prior to July 1, 2003, the Senior Notes could be convertible if the credit rating of the Senior Notes is below a specified level or if specified corporate transactions occur.

(4) Common Stock, $1.00 Par Value.

/s/ Eric P. Salsberg	March 21, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

SIGNATURE PAGE AND JOINT FILER INFORMATION FOR ADDITIONAL REPORTING PERSONS
DESIGNATED FILER: FAIRFAX FINANCIAL HOLDINGS LIMITED
RELATIONSHIP TO ISSUER OF EACH REPORTING PERSON: 10% HOLDER

DATE OF EVENT
			REQUIRING	SIGNATURE OF
REPORTING PERSON	ADDRESS	ISSUER (SYMBOL)	STATEMENT	REPORTING PERSON

V. PREM WATSA	95 Wellington Street West,	ZENITH NATIONAL	03/21/03	/s/ V. Prem Watsa
	Suite 800, Toronto, Ontario	INSURANCE CORP. (“ZNT”)		V. Prem Watsa
Canada M5J 2N7

1109519 ONTARIO LIMITED	95 Wellington Street West,	ZENITH NATIONAL	03/21/03	BY: /s/ V. Prem Watsa
	Suite 800, Toronto, Ontario	INSURANCE CORP. (“ZNT”)		NAME: V. Prem Watsa
	Canada M5J 2N7			TITLE: President

THE SIXTY TWO	1600 Cathedral Place	ZENITH NATIONAL	03/21/03	BY: /s/ V. Prem Watsa
INVESTMENT COMPANY	925 West Georgia St.,	INSURANCE CORP. (“ZNT”)		NAME: V. Prem Watsa
LIMITED	Vancouver British			TITLE: President
Columbia, Canada V6C 3L3

810679 ONTARIO LIMITED	95 Wellington Street West,	ZENITH NATIONAL	03/21/03	BY: /s/ V. Prem Watsa
	Suite 800, Toronto, Ontario	INSURANCE CORP. (“ZNT”)		NAME: V. Prem Watsa
	Canada M5J 2N7			TITLE: President

FFHL GROUP LTD	95 Wellington Street West,	ZENITH NATIONAL	03/21/03	BY: /s/ Eric P. Salsberg
	Suite 800, Toronto, Ontario	INSURANCE CORP. (“ZNT”)		NAME: Eric P. Salsberg
	Canada M5J 2N7			TITLE: Vice President

FAIRFAX INC.	305 Madison Avenue	ZENITH NATIONAL	03/21/03	BY: /s/ Eric P. Salsberg
	P.O. Box 1943	INSURANCE CORP. (“ZNT”)		NAME: Eric P. Salsberg
	Morristown, New Jersey			TITLE: Vice President
07960 — 1943

TIG HOLDINGS, INC.	5205 North O’Connor Blvd	ZENITH NATIONAL	03/21/03	BY: /s/ Eric P. Salsberg
	Irving, Texas 75039	INSURANCE CORP. (“ZNT”)		NAME: Eric P. Salsberg
TITLE: Vice President

TIG INSURANCE GROUP.	5205 North O’Connor Blvd	ZENITH NATIONAL	03/21/03	BY: /s/ Scott Donovan
	Irving, Texas 75039	INSURANCE CORP. (“ZNT”)		NAME: Scott Donovan
TITLE: President

ODYSSEY RE HOLDINGS CORP	140 Broadway 39th Floor, New York, New York 10005	ZENITH NATIONAL INSURANCE CORP. (“ZNT”)	03/21/03	BY: /s/ Donald L. Smith NAME: Donald L. Smith TITLE: Senior Vice President, General Counsel and Corporate Secretary

ODYSSEY AMERICA	300 First Stamford Place	ZENITH NATIONAL	03/21/03	BY: /s/ Donald L. Smith
REINSURANCE	Stamford, CT 06902	INSURANCE CORP. (“ZNT”)		NAME: Donald L. Smith
CORPORATION				TITLE: Senior Vice President